Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Six Months Ended
June 30, 2016
(Millions)
Earnings:
Income (loss) before income taxes	$(661)
Less: Equity earnings	(198)
Income (loss) before income taxes and equity earnings	(859)
Add:
Fixed charges:
Interest incurred (1)	612
Rental expense representative of interest factor	5
Total fixed charges	617
Distributed income of equity-method investees	383
Less:
Interest capitalized	(23)
Total earnings as adjusted	$118
Fixed charges	$617
Ratio of earnings to fixed charges	0.19

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Operations.